

December 3, 2010

Via U.S. Mail and Facsimile 813.286.2154

Kimberly Perez
Vice President and Chief Financial Officer
Walter Investment Management Corp.
3000 Bayport Drive, Suite 1100
Tampa, FL 33607

> **Re:** **Walter Investment Management Corp.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed March 2, 2010**
> **Form 10-Q for the period ended March 31, 2010**
> **Filed May 5, 2010**
> **File No. 1-13417**

Dear Ms. Perez:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Jessica Barberich
Assistant Chief Accountant